SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                                 AMENDMENT NO. 3

                             MELLON BANK CORPORATION
 ______________________________________________________________________________
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.50 PER SHARE
 ______________________________________________________________________________
                         (Title of Class of Securities)

                                   585509 10 2
 ______________________________________________________________________________
                                 (CUSIP Number)

                             ERIC S. ROBINSON, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1220
 ______________________________________________________________________________
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                JANUARY 22, 1997
 ______________________________________________________________________________
             (Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

 Check the following box if a fee is being paid with this statement []. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

 Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

 *The remainder of this cover page should be filled out for a reporting per-son's initial filing on this form with respect to the subject class of securi-ties, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



         CUSIP NO. 585509 10 2

                                    SCHEDULE 13D


         1.   NAME OF REPORTING PERSON
              SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Warburg, Pincus Capital Company, L.P.
              06-1183391

         2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) / /

                                                                  (b) /X/

         3.   SEC USE ONLY

         4.   SOURCE OF FUNDS
              Other

         5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                 / /

         6.   CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

         NUMBER OF                          7.  SOLE VOTING POWER
         SHARES                                 0
         BENEFICIALLY
         OWNED BY                           8.  SHARED VOTING POWER
         EACH                                   11,015,266
         REPORTING
         PERSON                             9.  SOLE DISPOSITIVE POWER
         WITH                                   0

                                            10. SHARED DISPOSITIVE POWER
                                                11,015,266

         11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,015,266 Shares of Common Stock.

         12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                          / /

         13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%.

         14.  TYPE OF REPORTING PERSON
              PN



         CUSIP NO. 585509 10 2

                                    SCHEDULE 13D


         1.   NAME OF REPORTING PERSON
              SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              E.M. Warburg, Pincus & Co., LLC
              13-3536050

         2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) / /

                                                                  (b) /X/

         3.   SEC USE ONLY

         4.   SOURCE OF FUNDS
              Not Applicable

         5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                 / /

         6.   CITIZENSHIP OR PLACE OF ORGANIZATION
              New York limited liability company

         NUMBER OF                          7.  SOLE VOTING POWER
         SHARES                                 0
         BENEFICIALLY
         OWNED BY                           8.  SHARED VOTING POWER
         EACH                                   11,015,266
         REPORTING
         PERSON                             9.  SOLE DISPOSITIVE POWER
         WITH                                   0

                                            10. SHARED DISPOSITIVE POWER
                                                11,015,266

         11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,015,266 Shares of Common Stock.

         12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                          / /

         13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%.

         14.  TYPE OF REPORTING PERSON



         CUSIP NO. 585509 10 2

                                    SCHEDULE 13D


         1.   NAME OF REPORTING PERSON
              SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Warburg, Pincus & Co.
              13-6358475

         2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) / /

                                                                  (b) /X/

         3.   SEC USE ONLY

         4.   SOURCE OF FUNDS
              Not Applicable

         5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                 / /

         6.   CITIZENSHIP OR PLACE OF ORGANIZATION
              New York

         NUMBER OF                          7.  SOLE VOTING POWER
         SHARES                                 0
         BENEFICIALLY
         OWNED BY                           8.  SHARED VOTING POWER
         EACH                                   11,094,231
         REPORTING
         PERSON                             9.  SOLE DISPOSITIVE POWER
         WITH                                   0

                                            10. SHARED DISPOSITIVE POWER
                                                11,094,231

         11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,094,231 Shares of Common Stock.

         12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                          / /

         13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%.

         14.  TYPE OF REPORTING PERSON
              PN





                   This Amendment No. 3 restates the text of the Sched-

         ule 13D filed on April 10, 1990, as amended on July 12, 1990 and January 24, 1997 (the "Schedule 13D") by Warburg, Pincus

         Capital Company, L.P., E.M. Warburg, Pincus & Co., LLC and

         Warburg, Pincus & Co. relating to the Common Stock, par value

         $.50 per share, of Mellon Bank Corporation, a Pennsylvania corporation.


         Item 1.  Securities and Issuer.


                   This statement relates to the Common Stock, par value

         $.50 per share (the "Common Stock"), of Mellon Bank Corpora-

         tion, a Pennsylvania corporation (the "Company"), whose princi-

         pal executive offices are located at 4700 One Mellon Bank Cen-

         ter, Pittsburgh, Pennsylvania 15258.


         Item 2.  Identity and Background.


                   This statement is being filed by (a) Warburg, Pincus

         Capital Company, L.P., a Delaware limited partnership ("WPCC"),

         which is engaged in making venture capital and related invest-

         ments; (b) E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW LLC"), which manages WPCC; and

         (c) Warburg, Pincus & Co., a New York general partnership

         ("WP"), the sole general partner of WPCC.  WP, as the sole gen-

         eral partner of WPCC, has a 20% interest in the profits of

         WPCC.  Lionel I. Pincus is the managing partner of WP and the managing member of EMW LLC and may be deemed to control both WP





         and EMW LLC.  Mr. Pincus and, in his absence, John L. Vogel-

         stein, a Managing Director and a member of EMW LLC and a gen-

         eral partner of WP, serve as the representative of WPCC who is entitled to attend all meetings of the Board of Directors of the Company and the committees of the Board of Directors in an observer capacity.  See Item 6.  The business address of each of the foregoing is 466 Lexington Avenue, New York, New York

         10017.  WPCC, WP and EMW LLC are hereinafter collectively re-

         ferred to as the "Reporting Entities."


                   Schedule I attached hereto sets forth certain ad-

         ditional information with respect to each managing director and member of EMW LLC and each general partner of WP and WPCC.


                   None of the Reporting Entities nor, to the best of

         their knowledge, any person listed in Schedule I hereto, has been during the last five years (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemean-

         ors) or (b) a party to a civil proceeding of a judicial or ad-

         ministrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or fi-

         nal order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


         Item 3.  Source and Amount of Funds or Other Considerations.


                   On March 30, 1990, pursuant to an Exchange Agreement

         dated as of March 30, 1990 (the "Exchange Agreement"), by and








         among WPCC, Warburg, Pincus Capital Partners, L.P., a Delaware

         limited partnership ("WPCP") and the Company, (i) WPCC acquired

         6,160,453 shares of Common Stock from the Company in exchange for 7,295,737 shares of Series D Junior Preferred Stock, par value $1.00 per share (the "Series D Preferred Stock") of the

         Company, and (ii) WPCP acquired 1,232,090 shares of Common

         Stock from the Company in exchange for 1,459,146 shares of

         Series D Preferred Stock (collectively, the "Exchange

         Transaction").  See Item 5.  WPCC had acquired an aggregate of

         7,533,862 shares of Series D Preferred Stock in 1988 and 1989 for aggregate cash consideration of $131,842,585 from the

         general funds of WPCC and a short-term demand bank borrowing of

         $125,000,000 which was repaid on October 31, 1988 from the general funds of WPCC.  The demand note bore interest at 1/2 of

         1% over the bank's reference rate.  WPCP acquired an aggregate of 1,506,771 shares of Series D Preferred Stock in 1988 and

         1989 for aggregate cash consideration of $26,368,492.50 from the general funds of WPCP.  In May 1989, WPCC and WPCP sold

         238,125 and 47,625 shares of Series D Preferred Stock,

         respectively, and certain subscription obligations under the

         Subscription Agreement for $17.50 per share in a privately negotiated transaction.


                   In April 1990, WPCC agreed to purchase, subject to

         certain conditions including regulatory approval, an aggregate of 452,971 shares of Series D Preferred Stock for aggregate











         consideration of $9,059,605,875 (excluding commissions, inter-

         est and dividend adjustments).  Such purchasers were consum-

         mated on July 10, 1990.  The source of funds for such purchases were WPCC's general funds.


         Item 4.  Purpose of Transaction.


                   The securities of the Company were acquired for in-

         vestment purposes.  The Reporting Entities acquired their ini-

         tial $150 million investment in the Company in 1988 as part of the Company's asset restructuring and recapitalization program

         (the "Restructuring").  In connection with the Restructuring,

         WPCC and WPCP entered into certain agreements with the Company and provided certain commitments to the Board of Governors of the Federal Reserve System, including an agreement not to act,

         alone or in concert with others, to seek to affect or influence the control of the management, Board of Directors, business,

         operations, policies or affairs of the Company.  See Item 6.


                   The purpose of the Exchange Transaction was to pro-

         vide the Company with additional common stock equity which can be included in the calculation of the Company's Tier I capital ratio.  The terms of the Exchange Transaction were designed to preserve to the extent practicable the economics to both the

         Company and the Reporting Entities of the initial investment by the Reporting Entities.  The Exchange Transaction reduced the percentage of the voting power of the Company's outstanding voting securities held by the Reporting Entities from 18.6% to

         16.2%.








                   The Reporting Entities intend to review their invest-

         ment in the Company on a continuing basis and, depending upon the price and availability of Series D Preferred Stock and Com-

         mon Stock, subsequent developments affecting the Company, the

         Company's business and prospects, other investment and business opportunities available to the Reporting Entities, general stock market and economic conditions, tax considerations and other factors deemed relevant, including the obtaining of any necessary regulatory approvals, may from time to time acquire additional shares of Series D Preferred Stock or Common Stock through open market purchases or privately negotiated transac-

         tions.  In connection with the Exchange Transaction, WPCC and

         WPCP have entered into a Common Stock Subscription Agreement dated as of March 30, 1990 (the "Common Stock Subscription

         Agreement") with the Company pursuant to which WPCC and WPCP have agreed to subscribe for a maximum of 904,540 shares of

         Common Stock through August 1993.  See Item 6.


                   In April 1990, WPCC agreed to purchase, subject to

         certain conditions including regulatory approval, an aggregate of 452,228 shares of Series D Preferred stock from third par-

         ties in two privately negotiated transactions.  See Item 5.

         Upon consummation of these transactions, WPCC and WPCP would collectively own 17.2% of the voting power of the Company's outstanding voting securities.  The Reporting Entities do not intend to acquire in excess of 19.9% of the voting power of the

         Company's outstanding voting securities.









                   On July 3, 1990, the Federal Reserve Bank of Cleve-

         land advised Warburg that the Federal Reserve System did not intend to disapprove the acquisition by WPCC and WPCP of up to

         19.9% of the voting shares of the Company.  In connection with this determination, WPCC and WPCP reaffirmed the FRB Commit-

         ments.  On July 10, 1990, the Pennsylvania Department of Bank-

         ing approved the proposed acquisition by the Reporting Entities of up to 19.9% of the outstanding voting shares of the Company.

         On July 10, 1990, WPCC consummated its acquisition of an ag-

         gregate of 452,971 shares of Series D Preferred Stock from third parties in two privately negotiated transactions.


                   Except as set forth above, none of the Reporting En-

         tities nor, to the best of their knowledge, any person listed in Schedule I hereto, has any plans or proposals which relate to or would result in any of the matters set forth in para-

         graphs (a) through (j) of Item 4 of Schedule 13D.


         Item 5.  Interest in Securities of the Issuer.


                   WPCC owns 11,015,266 shares of Common Stock, consti-

         tuting 8.5% of the outstanding shares of Common Stock as of

         September 30, 1996.


                   On January 22, 1997, WP received 280,965 shares of

         Common Stock in a distribution by WPCP of all 2,074,270 of

         WPCP's shares of Common Stock to the partners of WPCP.  WP immediately distributed 202,000 of the shares of Common Stock it received to the partners of WP, including 400 shares to







         Lionel I. Pincus and 30,000 shares to John L. Vogelstein.  WP may be deemed to own beneficially 11,094,231 shares of Common

         Stock, constituting approximately 8.6% of the outstanding

         shares of Common Stock, including the shares owned by WPCC.

         EMW LLC may be deemed to own beneficially 11,015,266 shares of

         Common Stock, constituting approximately 8.5% of the

         outstanding shares of Common Stock, owned by WPCC.


         Item 6. Contracts, Arrangements, Understandings or Relation-ships with Respect to Securities of the Issuer.


                   In connection with the Restructuring, WPCC, WPCP and

         the Company entered into a Purchase Agreement (the "Purchase

         Agreement"), Subscription Agreement (the "Subscription Agree-

         ment") and Registration Rights Agreement (the "Registration

         Rights Agreement").  The following summary of certain terms of the Purchase Agreement, Subscription Agreement and Registration

         Rights Agreement is qualified in its entirety by reference to the copies of the agreements that are attached hereto as exhib-

         its and incorporated herein by reference.


                   Pursuant to the Purchase Agreement, WPCC and WPCP

         agreed (i) to limit their aggregate ownership (together with their management officials) of outstanding voting securities of the Company to not more than 24.9%; (ii) to prohibit transfers of the Company's shares for five years (other than to affili-

         ates of WPCC and WPCP which would be subject to the same re-

         strictions) and permit transfers during the remaining five years only to the limited partners of WPCC and WPCP, pursuant








         to dispersed public offerings, in Rule 144 sales or to persons who would not immediately thereafter own 5% or more of out-

         standing Common Stock and who are approved by the Company; (iv)

         to vote in favor of the Company's nominees for the Board of

         Directors, and on any other matter if WPCC and WPCP do not vote in favor of a position recommended by the Board of Directors,

         they will vote proportionately with the vote of other stock-

         holders; (v) not to tender any shares in a tender offer if the

         Company's Board of Directors recommends against such tender offer; (vi) not to solicit proxies, join any "group" with re-

         spect to the Company's securities or deposit such shares in a voting trust; and (vii) otherwise not to seek to affect or in-

         fluence the control of the management, Board of Directors,

         business, operations, policies or affairs of the Company.

         These restrictions generally apply for ten years but are sub-

         ject to earlier termination at the option of WPCC and WPCP upon the occurrence of certain events, including the acquisition of

         50% or more of the outstanding voting securities of the Company and the failure to meet certain financial tests.  The Purchase

         Agreement provided that WPCC and WPCP would be entitled to have one representative attend every meeting of the Board of Direc-

         tors of the Company and each committee of the Board of Direc-

         tors in an observer capacity.  Lionel I. Pincus, Chairman of the Board and Chief Executive Officer of EMW and WPV and Manag-

         ing Partner of WP, and, in his absence, John L. Vogelstein,

         Managing Director of WPV and EMW and partner of WP, serve as such representative of WPCC and WPCP.









                   In connection with the Purchase Agreement and the

         transactions contemplated thereby, WPCC and WPCP agreed to cer-

         tain commitments with the Board of Governors of the Federal

         Reserve System (the "FRB Commitments"), including commitments not to (i) exercise or attempt to exercise a controlling influ-

         ence over the management or policies of the Company or any of its subsidiaries; (ii) take any action causing the Company to become a subsidiary of WPCC or WPCP; (iii) acquire or retain shares that would cause the combined interest of WPCC, WPCP and any of their affiliates, and any of their partners, officers,

         and directors, to equal or exceed 25% of the outstanding voting shares or equity of the Company; (iv) seek or accept any repre-

         sentation on the board at directors of the Company or any of its subsidiaries (other than the representative in an observer capacity described above); (v) have or seek to have any repre-

         sentative serve as an officer, agent, or employee of the Com-

         pany or any of its subsidiaries; (vi) propose a director or slate of directors in opposition to a nominee or slate of nomi-

         nees proposed by management or board of directors of the Com-

         pany; (vii) solicit or participate in soliciting proxies with respect to any matter presented to the stockholders of the Com-

         pany; (viii) attempt to influence the dividend policies or practices, loan or credit decisions, pricing services, any per-

         sonnel decision, location of any offices, branching, the hours of operation, or similar activities or policies of the Company or any of its subsidiaries; and (ix) into joint ventures with the Company or its subsidiaries, increase the extent of current







         banking relationships with the Company or any of its subsidiar-

         ies in an amount that would be material to the Company and its subsidiaries taken as a whole and, to the extent any banking or non-banking transactions are entered into, they will be under-

         taken only in the ordinary course of business and will be on terms and conditions comparable to those in transactions with persons unaffiliated with the Company.  The foregoing summary of the FRB Commitments is qualified in its entirety by refer-

         ence to a copy of the letter from the Federal Reserve Bank of

         Cleveland, dated July 22, 1988, setting forth the FRB Commit-

         ments which is attached hereto as an exhibit and incorporated herein.


                   Pursuant to the Subscription Agreement, WPCC and WPCP

         agreed to five annual subscriptions for additional shares of

         Series D Preferred Stock at $17.50 per share having an ag-

         gregate purchase price each year equal to 60% of the regular cash dividends paid on their shares of Series D Preferred Stock during the previous year, subject to certain annual limits and to an aggregate of 2,693,877 additional shares of Series D Pre-

         ferred Stock being acquired pursuant to the Subscription Agree-

         ment.  In May 1989, WPCC and WPCP assigned subscription obliga-

         tions to purchase an aggregate of 74,824 shares of Series D

         Preferred Stock in connection with the sale of an aggregate of

         285,750 shares of Series D Preferred Stock.  See Item 3.  Pur-

         suant to the Subscription Agreement, on August 24, 1989 WPCC and WPCP subscribed for 391,000 and 78,200 shares of Series D









         Preferred Stock, respectively, at $17.50 per share.  In connec-

         tion with the Exchange Transaction, the obligations of WPCC and

         WPCP under the Subscription Agreement were terminated and in lieu thereof WPCC, WPCP and the Company entered into the Common

         Stock Subscription Agreement described below.


                   The Registration Rights Agreement provides WPCC and

         WPCP with up to four demand registration requests at the

         Company's expense with respect to shares of Common Stock and unlimited piggyback registration rights.  The foregoing regis-

         tration rights are available at any time after July 25, 1993,

         subject to acceleration upon the occurrence of certain extraor-

         dinary events.


                   On March 30, 1990 WPCC, WPCP and the Company entered

         into the Exchange Agreement and the Common Stock Subscription

         Agreement.  The following summary of certain terms of the Ex-

         change Agreement and the Common Stock Subscription Agreement is

         qualified in its entirety by reference to copies of the agree-

         ments attached hereto as exhibits and incorporated herein.

         Pursuant to the Exchange Agreement, WPCC and WPCP exchanged their shares of Series D Preferred Stock for shares of Common

         Stock without changing the restrictions set forth in the Pur-

         chase Agreement or the FRB Commitments.  See Item 5.


                   Pursuant to the Common Stock Subscription Agreement,

         WPCC and WPCP agreed to subscribe on each of the next four an-

         niversaries of the Purchase Agreement for additional shares of

         Common Stock having an aggregate purchase price equal to 36.5%







         of the dividends paid on such number of shares of Common Stock during the preceding year with respect to the first subscrip-

         tion date and approximately 50% of such dividends for each sub-

         scription thereafter.  The purchase price under the Common

         Stock Subscription Agreement in $23.00 per share, subject to reduction as set forth in the Common Stock Subscription Agree-

         ment during the Optional Exchange Period (as defined in the

         Statement of Designation of the Series D Preferred Stock, a

         copy of which is attached hereto as an exhibit and incorporated herein by reference).  The subscription obligations are subject to certain annual limits and to an aggregate of 904,540 shares of Common Stock acquired pursuant to the Subscription Agree-

         ment.


                   In April 1990, WPCC agreed to purchase an aggregate

         of 452,971 shares of Series D Preferred Stock from third par-

         ties in two privately negotiated transactions.  The transac-

         tions were conditioned upon, among other things, regulatory approvals and the consent of the Company to the transfer to

         WPCC.  The purchases were consummated on July 10, 1990.


                   Except as set forth in this Item 6, none of the Re-

         porting Entities nor, to the best of their knowledge, any per-

         son listed in Schedule I hereto, has any contract, arrangement,

         understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities,

         finder's fees, joint ventures, loan or option arrangement, puts








         or calls, guarantees of profits, division of profits or loss,

         or the giving or withholding of proxies.


         Item 7.  Material to be Filed as Exhibits.


         Exhibit 1.     Purchase Agreement dated as of July 25, 1988 by

                        and among WPCP, WPCC and the Company.


         Exhibit 2.     Subscription Agreement dated as of July 25, 1988

                        by and among WPCC, WPCP and the Company.


         Exhibit 3.     Registration Rights Agreement, dated as of July

                        25, 1988, by and among WPCP, WPCC and the Com-

                        pany.


         Exhibit 4.     Letter dated July 22, 1988 from The Federal Re-

                        serve Bank of Cleveland.


         Exhibit 5.     Exchange Agreement, dated as of March 30, 1990,

                        by and among WPCP, WPCC and the Company.


         Exhibit 6.     Common Stock Subscription Agreement, dated as of

                        March 30, 1990, by and among WPCP, WPCC and the

                        Company.


         Exhibit 7.     Statement of Designations of the Series D Junior

                        Preferred Stock, $1.00 par value, of the Com-

                        pany, as amended.














                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  WARBURG, PINCUS CAPITAL COMPANY, L.P.
                                     By:  WARBURG, PINCUS & CO.,
                                           General Partner


                                  By:   /s/ Stephen Distler
                                        Stephen Distler
                                        Partner



                                  E. M. WARBURG, PINCUS & CO., LLC


                                  By:   /s/ Stephen Distler
                                        Stephen Distler
                                        Treasurer and Managing Director



                                  WARBURG, PINCUS & CO.


                                  By:   /s/ Stephen Distler
                                        Stephen Distler
                                        Partner

         Dated:  January 27, 1997



























                                     SCHEDULE I


                   Set forth below is the name, position and present principal occupation of each of the managing directors and members of E. M. Warburg, Pincus & Co., LLC ("EMW LLC") and of each of the general partners of Warburg, Pincus Capital Company L.P. ("WPCC") and Warburg, Pincus & Co. ("WP"). EMW LLC, WPCC and WP are hereinafter collectively referred to as the "Reporting Entities". Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

                           Managing Directors and Members
                         of E. M. Warburg, Pincus & Co., LLC





                                            Present Principal Occupation
                                            in Addition to Position with
                                            EMW LLC, if any, and Positions
         Name and Position                  with the Reporting Entities

         Lionel I. Pincus, Chairman         Managing Partner, WP, and
         of the Board and Chief             Managing Partner, Pincus & Co.
         Executive Officer                  (See Partners of WP.)

         John L. Vogelstein, Vice           Partner, WP
         Chairman of the Board

         John L. Furth, Vice Chairman       Partner, WP
         of the Board

         Harold Brown,                      Partner, WP
         Senior Managing Director

         Rodman W. Moorhead III,            Partner, WP
         Senior Managing Director

         Susan Black,                       Partner, WP
         Managing Director

         Christopher W. Brody,              Partner, WP
         Managing Director

         Dale C. Christensen,*
         Managing Director

         _____________________
         *    Citizen of Canada.








         Errol M. Cook,                     Partner, WP
         Managing Director

         W. Bowman Cutter,                  Partner, WP
         Managing Director

         Elizabeth B. Dater,                Partner, WP
         Managing Director

         Stephen Distler,                   Partner, WP
         Managing Director
         and Treasurer

         Paul Nicholas Edwards,             Partner, WP
         Managing Director

         Harold W. Ehrlich,                 Partner, WP
         Managing Director

         Louis G. Elson,                    Partner, WP
         Managing Director

         Stewart K.P. Gross,                Partner, WP
         Managing Director

         Patrick T. Hackett,                Partner, WP
         Managing Director

         Jeffrey A. Harris,                 Partner, WP
         Managing Director

         Robert S. Hillas,                  Partner, WP
         Managing Director

         A. Michael Hoffman,                Partner, WP
         Managing Director

         William H. Janeway,                Partner, WP
         Managing Director

         Douglas M. Karp,                   Partner, WP
         Managing Director

         Charles R. Kaye,                   Partner, WP
         Managing Director

         Richard H. King,*
         Managing Director

         _____________________
         *    Citizen of United Kingdom.








         Henry Kressel                      Partner, WP
         Managing Director

         Joseph P. Landy,                   Partner, WP
         Managing Director

         Sidney Lapidus,                    Partner, WP
         Managing Director

         Kewsong Lee,                       Partner, WP
         Managing Director

         Reuben S. Leibowitz,               Partner, WP
         Managing Director

         Brady T. Lipp,                     Partner, WP
         Managing Director

         Stephen J. Lurito,                 Partner, WP
         Managing Director

         Spencer S. Marsh III,              Partner, WP
         Managing Director

         Lynn S. Martin,                    Partner, WP
         Managing Director

         Edward J. McKinley,                Partner, WP
         Managing Director

         Howard H. Newman,                  Partner, WP
         Managing Director

         Gary D. Nusbaum,                   Partner, WP
         Managing Director

         Anthony G. Orphanos,               Partner, WP
         Managing Director

         Dalip Pathak,                      Partner, WP
         Managing Director

         Philip C. Percival,*
         Managing Director

         Daphne D. Philipson,               Partner, WP
         Managing Director


         _____________________
         *    Citizen of United Kingdom.








         Eugene L. Podsiadlo,               Partner, WP
         Managing Director

         Ernest H. Pomerantz,               Partner, WP
         Managing Director

         Brian S. Posner,                   Partner, WP
         Managing Director

         Arnold M. Reichman,                Partner, WP
         Managing Director

         Roger Reinlieb,                    Partner, WP
         Managing Director

         John D. Santoleri,                 Partner, WP
         Managing Director

         Sheila N. Scott,                   Partner, WP
         Managing Director

         Dominic H. Shorthouse,*
         Managing Director

         Peter Stalker III,                 Partner, WP
         Managing Director

         Chang Q. Sun,**
         Managing Director

         David A. Tanner,                   Partner, WP
         Managing Director

         James E. Thomas,                   Partner, WP
         Managing Director

         Elizabeth H. Weatherman,           Partner, WP
         Managing Director

         Joanne R. Wenig,                   Partner, WP
         Managing Director

         George U. Wyper,                   Partner, WP
         Managing Director




         _____________________
         *    Citizen of United Kingdom.

         **   Citizen of People's Republic of China.








                               General Partners of
                              Warburg, Pincus & Co.






                                            Present Principal Occupation
                                            in Addition to Position with
                                            Warburg, Pincus & Co. and
                                            Positions with the Reporting
         Name                               Entities

         Susan Black                        (See Managing Directors and
                                            Members of EMW LLC.)

         Christopher W. Brody               (See Managing Directors and
                                            Members of EMW LLC.)

         Harold Brown                       (See Managing Directors and
                                            Members of EMW LLC.)

         Errol M. Cook                      (See Managing Directors and
                                            Members of EMW LLC.)

         W. Bowman Cutter                   (See Managing Directors and
                                            Members of EMW LLC.)

         Elizabeth B. Dater                 (See Managing Directors and
                                            Members of EMW LLC.)

         Stephen Distler                    (See Managing Directors and
                                            Members of EMW LLC.)

         Paul Nicholas Edwards              (See Managing Directors and
                                            Members of EMW LLC.)

         Harold W. Ehrlich                  (See Managing Directors and
                                            Members of EMW LLC.)

         Louis G. Elson                     (See Managing Directors and
                                            Members of EMW LLC.)

         John L. Furth                      (See Managing Directors and
                                            Members of EMW LLC.)

         Stewart K.P. Gross                 (See Managing Directors and
                                            Members of EMW LLC.)

         Patrick T. Hackett                 (See Managing Directors and
                                            Members of EMW LLC.)

         Jeffrey A. Harris                  (See Managing Directors and
                                            Members of EMW LLC.)







         Robert S. Hillas                   (See Managing Directors and
                                            Members of EMW LLC.)A.

         A. Michael Hoffman                 (See Managing Directors and
                                            Members of EMW LLC.)

         William H. Janeway                 (See Managing Directors and
                                            Members of EMW LLC.)

         Douglas M. Karp                    (See Managing Directors and
                                            Members of EMW LLC.)

         Charles R. Kaye                    (See Managing Directors and
                                            Members of EMW LLC.)

         Henry Kressel                      (See Managing Directors and
                                            Members of EMW LLC.)

         Joseph P. Landy                    (See Managing Directors and
                                            Members of EMW LLC.)

         Sidney Lapidus                     (See Managing Directors and
                                            Members of EMW LLC.)

         Kewsong Lee                        (See Managing Directors and
                                            Members of EMW LLC.)

         Reuben S. Leibowitz                (See Managing Directors and
                                            Members of EMW LLC.)

         Brady T. Lipp                      (See Managing Directors and
                                            Members of EMW LLC.)

         Stephen J. Lurito                  (See Managing Directors and
                                            Members of EMW LLC.)

         Spencer S. Marsh III               (See Managing Directors and
                                            Members of EMW LLC.)

         Lynn C. Martin                     (See Managing Directors and
                                            Members of EMW LLC.)

         Edward J. McKinley                 (See Managing Directors and
                                            Members of EMW LLC.)

         Rodman W. Moorhead III             (See Managing Directors and
                                            Members of EMW LLC.)

         Howard H. Newman                   (See Managing Directors and
                                            Members of EMW LLC.)

         Gary D. Nusbaum                    (See Managing Directors and
                                            Members of EMW LLC.)








         Anthony G. Orphanos                (See Managing Directors and
                                            Members of EMW LLC.)Dalip

         Dalip Pathak                       (See Managing Directors and
                                            Members of EMW LLC.)

         Daphne D. Philipson                (See Managing Directors and
                                            Members of EMW LLC.)

         Lionel I. Pincus                   (See Managing Directors and
                                            Members of EMW LLC.)

         Eugene L. Podsiadlo                (See Managing Directors and
                                            Members of EMW LLC.)

         Ernest H. Pomerantz                (See Managing Directors and
                                            Members of EMW LLC.)

         Brian S. Posner                    (See Managing Directors and
                                            Members of EMW LLC.)

         Arnold M. Reichman                 (See Managing Directors and
                                            Members of EMW LLC.)

         Roger Reinlieb                     (See Managing Directors and
                                            Members of EMW LLC.)

         John D. Santoleri                  (See Managing Directors and
                                            Members of EMW LLC.)

         Sheila N. Scott                    (See Managing Directors and
                                            Members of EMW LLC.)

         Peter Stalker III                  (See Managing Directors and
                                            Members of EMW LLC.)

         David A. Tanner                    (See Managing Directors and
                                            Members of EMW LLC.)

         James E. Thomas                    (See Managing Directors and
                                            Members of EMW LLC.)

         John L. Vogelstein                 (See Managing Directors and
                                            Members of EMW LLC.)

         Elizabeth H. Weatherman            (See Managing Directors and
                                            Members of EMW LLC.)

         Joanne R. Wenig                    (See Managing Directors and
                                            Members of EMW LLC.)

         George U. Wyper                    (See Managing Directors and









                                            Members of EMW LLC.)

         Pincus & Co.*

         NL & Co.*


                                General Partner of
                      Warburg, Pincus Capital Company, L.P.


         Warburg, Pincus & Co.              (See General Partners of WP.)








































         _____________________
         * New York limited partnership; primary activity is ownership of partnership interest in WP.








                                  EXHIBIT INDEX

                                                               Page No.

         Exhibit 1.   Purchase Agreement dated as of July
                      25, 1988 by and among WPCP, WPCC and
                      the Company..............................      *

         Exhibit 2.   Subscription Agreement dated as
                      of July 25, 1988 by and among WPCC,
                      WPCP and the Company.....................      *

         Exhibit 3.   Registration Rights Agreement,
                      dated as of July 25, 1988, by
                      and among WPCP, WPCC and the
                      Company..................................      *

         Exhibit 4.   Letter dated July 22, 1988 from
                      The Federal Reserve Bank of
                      Cleveland................................      *

         Exhibit 5.   Exchange Agreement, dated as of
                      March 30, 1990, by and among WPCP,
                      WPCC and the Company.....................      *

         Exhibit 6.   Common Stock Subscription Agreement,
                      dated as of March 30, 1990, by and
                      among WPCP, WPCC and the Company.........      *

         Exhibit 7.   Statement of Designations of the
                      Series D Junior Preferred Stock,
                      $1.00 par value, of the Company,
                      as amended...............................      *
















         _____________________
         *    Filed as exhibits to Schedule 13D filed on April 10, 1990.



                                       -23-